東京青山・青木・狛法律事務所

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www.bakernet.com

RECEIVED
2007 APR 18 A 3:

[redacted]

07022620

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File No. 82-34816
April 4, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Business and Capital Tie-up with TAIYO ELEC Co., Ltd. (Dated March 5, 2007)
- Notice of Organizational Change and Personnel Change by Our Subsidiary (Dated March 23, 2007)

PROCESSED
APR 23 2007
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

4/19

(Translation)

March 5, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Business and Capital Tie-up with TAIYO ELEC Co., Ltd.

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and Sammy Corporation (President and Representative Director: Toru Katamoto, Head office: Toshima-ku, Tokyo, hereinafter "Sammy"), a subsidiary of the Company, at the respective meetings of their Boards of Directors held on March 5, 2007, resolved that Sammy would enter into a fundamental agreement with regard to a business and capital tie-up for business relating to pachinko machines, pachislot machines, *arrange-ball* machines, *jankyu* machines and other entertainments with TAIYO ELEC Co., Ltd. (President and Representative Director: Eriko Sato, Head office: Nagoya City, Aichi Prefecture, hereinafter "Taiyo Elec") which engages in the development, manufacture and sale of pachinko machines, pachislot machines and *arrange-ball* machines, as described below:

Description

1. Purpose of the tie-up:

Since the "Amendment to the Regulations to Enforce the Law Concerning Control and Proper Operations of Entertainment Establishments, Etc." of Japan became effective in July 2004, game machine manufacturers have strenuously been developing machines in compliance with the new requirements. However, the numbers of pachinko halls and customers have been decreasing nationwide. Hence, there is a pressing need for the industry to activate the market by providing more enjoyable environments and supplying innovative machines to retain new customers and bring back customers who have left the market in the future.

Under these circumstances, Sammy and Taiyo Elec, for the purpose of development of the industry and both companies, have determined to form cooperative ties in the business area relating to pachinko machines, pachislot machines, *arrange-ball* machines, *jankyu* machines and other entertainments and also enter into a capital tie-up to strengthen their relationship.

2. Contents of the business tie-up:

Development, manufacture and sale of pachinko machines, pachislot machines, *arrange-ball* machines, *jankyu* machines and other entertainments.

A "Tie-up Promotion Committee" will be formed, and both companies will work cooperatively to establish concrete details going forward.

3. Outline of TAIYO ELEC Co., Ltd. (as of September 30, 2006):

(1) Trade name:	TAIYO ELEC Co., Ltd.			
(2) Representative:	Eriko Sato			
(3) Location of head office:	125, Miyori-cho, Nishi-ku, Nagoya City, Aichi Prefecture			
(4) Establishment:	July 11, 1973			
(5) Contents of business:	Development, manufacture and sale of pachinko machines, pachislot machines and *arrange-ball* machines			
(6) Settlement of accounts:	March 31st of each year			
(7) Number of employees:	201			
(8) Capital:	¥1,000,501,000			
(9) Total number of issued shares:	11,159,832 shares			
(10) Principal shareholders and shareholding ratios:	Eriko Sato	2,619 thousand shares	23.47%	
	Sun Line Co., Ltd.	1,850 thousand shares	16.57%	
	Shoji Sato	1,038 thousand shares	9.30%	
	Manami Sato	464 thousand shares	4.15%	
	Aki Miyake	350 thousand shares	3.13%	
	Toshitaka Kashiwabara	271 thousand shares	2.43%	
	Teruko Sato	238 thousand shares	2.13%	
	The Daisan Bank, Ltd.	222 thousand shares	1.98%	
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	150 thousand shares	1.34%	
	Kazutoshi Yasui	133 thousand shares	1.19%	

(11) Operating results for the recent business years:

(million yen)

	Year ended March 31, 2005	Year ended March 31, 2006
Net Sales	8,245	18,678
Ordinary income	(2,140)	861

4. Outline summary of the issuance by Taiyo Elec of new shares by allotment thereof to a third party:

(1)	Number of new shares to be issued:	5,623,000 shares of common stock
(2)	Issue price:	¥659 per share
(3)	Total issue price:	¥3,705,557,000
(4)	Capitalization amount:	¥330 per share
(5)	Total capitalization amount:	¥1,855,590,000
(6)	Application date:	March 22, 2007 (Thursday)
(7)	Payment date:	March 23, 2007 (Friday)
(8)	Date of delivery of new share certificates:	Due to notice of non-possession of share certificates by the allotee, no share certificates will be issued upon the capital increase.
(9)	Allotee and the number of shares to be allotted:	Sammy Corporation: 5,623,000 shares

(10) The abovementioned issuance of new shares shall be conditional upon notification thereof under the Securities and Exchange Law of Japan becoming effective.

5. Number of shares of Taiyo Elec to be acquired by Sammy and the numbers of shares held by Sammy before and after the acquisition:

Number of shares before the acquisition:	100 shares	(Shareholding ratio: 0.00%)
Number of shares to be acquired:	5,623,000 shares	(Acquisition cost: ¥3,705,557,000)
Number of shares after the acquisition:	5,623,100 shares	(Shareholding ratio: 33.40%)

6. Schedule:

March 5, 2007:	Resolution of the Board of Directors
March 5, 2007:	Conclusion of a fundamental agreement with regard to a business and capital tie-up
March 22 2007:	Application date
March 23 2007:	Payment date

7. Effect on operating results:

Taiyo Elec will become an equity-method affiliate of Sammy as a result of the tie-up. However, it will have no significant effect on the whole-year operating results for the fiscal year ending March 31, 2007. Hence, no amendment will be made to the forecasts of operating results of the Company.

- END -

(Translation)

March 23, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Organizational Change and Personnel Change by Our Subsidiary (Sammy Corporation)

It is hereby notified that Sammy Corporation, a subsidiary of SEGA SAMMY HOLDINGS INC., will make an organizational change and a personnel change as of April 1, 2007, as described below:

Description

1. Organizational change

Sammy Corporation will establish a new Research & Development Group Division to generally manage the whole machine development divisions to develop machines in a quick and efficient manner, promote standardization of parts and components and reduce development and mass production costs. In addition, Sammy Corporation will establish a new Hall Total Service Sales & Marketing Division to strengthen its hall total service business.

2. Personnel change (as of April 1, 2007)

New Title	Name	Former Title
Director, Division Manager of Research & Development Group Division and Division Manager of SC Research & Development Division	Norio Uchida	Director, Division Manager of PS Research & Development Division and Division Manager SC Research & Development Division
Director, Division Manager of Hall Total Service Sales & Marketing Division	Yuichi Amari	Director and Assistant to Division Manager of Sales & Marketing Division
Executive Officer, Division	Tomomi Yamazaki	Executive Officer, Creative

New Title	Name	Former Title
Manager of PS Research & Development Division, Research & Development Group Division		Officer, Deputy Division Manager of PS Research & Development Division
Executive Officer, sent on loan to Sammy Systems Co., Ltd.	Yasuhiko Yoshimura	Deputy Division Manager of Sales & Marketing Division
Executive Officer, Creative Officer, Deputy Division Manager of PC Research & Development Division, Research & Development Group Division	Masato Arai	Executive Officer, Creative Officer, General Manager of PS-R Planning Research & Development Department and General Manager of PS-G Planning Research & Development Department, PS Research & Development Division
Executive Officer, Creative Officer, Deputy Division Manager of PS Research & Development Division, Research & Development Group Division	Ayumu Hoshino	Executive Officer, Creative Officer, General Manager of PS-S Planning Research & Development Department and General Manager of PS Design Research & Development Department, PS Research & Development Division

- END -

END